EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 - 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2:	Date of Material Change

March 3, 2021

Item 3:	News Release

A news release announcing the material change was issued on March 3, 2021through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

Further to the Company’s news release on December 16, 2020, Equinox Gold plans to complete a non-brokered private placement of subscription receipts at a price of C$10.00 per subscription receipt (each, a “Subscription Receipt”) for gross proceeds of C$75 million (the “Private Placement”). The Private Placement is fully underwritten by the Company’s Chairman, Ross Beaty, and other insiders of Equinox Gold will also be participating in the Private Placement.

Item 5.1:	Full Description of Material Change

Further to the Company’s news release on December 16, 2020, Equinox Gold plans to complete the Private Placement. Each Subscription Receipt will entitle the holder to receive one common share of Equinox Gold (each, a “Common Share”) on satisfaction of certain conditions, including completing the transaction with Premier Gold Mines Limited. The Private Placement is subject to completion of definitive documentation, customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange for the pricing and other terms of the Private Placement.

The Private Placement is fully underwritten by the Company’s Chairman, Ross Beaty, and will include participation by the following insiders (the “Insiders”):

Directors - Ross Beaty, Christian Milau, Marshall Koval, Dr. Sally Eyre, Gordon Campbell.
Officers - Greg Smith, Scott Heffernan, Rhylin Bailie.

Mr. Beaty currently holds approximately 7.8% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated he will hold 7.21%. Mr. Milau currently holds approximately 0.12% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated he will hold 0.09%. Mr. Koval currently holds approximately 0.07% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated he will hold 0.05%. Mr. Campbell currently holds approximately 0.01% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated he will hold 0.009%. Dr. Eyre currently holds approximately 0.00% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated she will hold 0.0006%. Mr. Heffernan currently holds approximately 0.04% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated he will hold 0.03%. Ms. Bailie currently holds approximately 0.01% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated she will hold 0.01%. Mr. Smith currently holds approximately 0.12% of the issued and outstanding Common Shares and following completion of the Private Placement, it is anticipated he will hold 0.09%.

As a director or officer of Equinox Gold, each Insider is a related party of Equinox Gold for the purposes of Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The issuance of the Common Shares to the Insiders pursuant to the Private Placement constitutes a “related party transaction” under MI 61-101 (the “Related Party Transaction”) because it involves the issuance by Equinox Gold of securities to a related party. Equinox Gold is relying on the fair market value not more than 25% of market capitalization exemption set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 to be exempted from the MI 61-101 requirement for a formal valuation and minority shareholder approval with respect to the issuance of the Common Shares to the Insiders pursuant to the Related Party Transaction. The fair market value of the Related Party Transaction does not exceed 25% of the market capitalization of Equinox Gold, calculated in accordance with MI 61-101.

The board of directors approved the Related Party Transaction with all conflicted directors disclosing their interest and abstaining from voting on the resolution. An independent committee of the board of directors of Equinox Gold also approved the pricing of the Private Placement.

This material change report is not being filed more than 21 days prior to closing of the Private Placement due to there being less than 21 days between the effective date of the subscription agreement between the Insiders and the Company and the closing date of the Private Placement.

Item 5.2:	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9:	Date of Report
March 15, 2021

2